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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 Panavision Inc.
                                 ---------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  698390E 10 O
                                  ------------
                                 (CUSIP Number)

                                February 1, 1999
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 9 Pages

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-----------------------
CUSIP No.  698390E 10 O                    13G
-----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (Entities Only).

           Warburg, Pincus Capital Company, L.P.
           I.D.# 06-1183391
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a) [ ]

            (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (See Instructions)

           PN
---------- ---------------------------------------------------------------------


                                Page 2 of 9 Pages

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-----------------------
CUSIP No.  698390E 10 O                    13G
-----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (Entities Only).

           Warburg, Pincus & Co.
           I.D.# 13-6358475

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a) [ ]
            (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (See Instructions)

           PN
---------- ---------------------------------------------------------------------


                                Page 3 of 9 Pages

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-----------------------
CUSIP No.  698390E 10 O                    13G
-----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (Entities Only).

           E.M. Warburg, Pincus & Co., LLC
           I.D.# 13-3536050

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a) [ ]
            (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------


                                Page 4 of 9 Pages

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Item 1(a):          Name of Issuer:
----------          ---------------
                    Panavision Inc. (the "Issuer").

Item 1(b):          Address of Issuer's Principal Executive Offices:
----------          ------------------------------------------------
                    6219 DeSoto Avenue
                    Woodland Hills, California 91367

Items 2(a) and 2(b) Name of Person Filing; Address of Principal Business Office:
--------------------------------------------------------------------------------
                    This statement is filed by and on behalf of (a) Warburg, Pincus Capital Company, L.P., a Delaware limited partnership ("WPCC"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPCC. WP, as the sole general partner of WPCC, has a 20% interest in the profits of WPCC. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMC LLC are substantially the same as the partners of WP. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

Item 2(c)           Citizenship:
---------           ------------
                    Not Applicable.

Item 2(d)           Title of Class of Securities:
---------           -----------------------------
                    Common Stock, par value $0.01 per share (the
                    "Shares").

Item 2(e)           CUSIP Number:
---------           -------------
                    698390E 10 O

Item 3              Not Applicable.
------

Item 4.             Ownership:
-------             ----------

Item 4(a)           Amount Beneficially Owned:
---------           --------------------------
                    0



                                Page 5 of 9 Pages

Item 4(b)           Percent of Class:
---------           -----------------
                    0%

Item 4(c)           Number of shares as to which such person has:
---------           ---------------------------------------------
                    (i)   Sole power to vote or to direct the vote:
                          -0-

                    (ii)  Shared power to vote or to direct the
                          vote: -0-

                    (iii) Sole power to dispose or to direct the
                          disposition of:  -0-

                    (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5              Ownership of Five Percent or Less of a Class:
------              --------------------------------------------
                    This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Shares.

Item 6              Ownership of More than Five Percent on Behalf
------              ---------------------------------------------
                    of Another Person:
                    ------------------
                    Not Applicable.

Item 7              Identification and Classification of the
------              ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    ------------------------------------------
                    Not Applicable.

Item 8              Identification and Classification of Members
------              --------------------------------------------
                    of the Group:
                    -------------
                    Not Applicable.

Item 9              Notice of Dissolution of Group:
------              ------------------------------
                    Not Applicable.

Item 10             Certification:
-------             --------------
                    Not Applicable.



                                Page 6 of 9 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 1999


                                    WARBURG, PINCUS CAPITAL COMPANY, L.P.
                                    By: Warburg, Pincus & Co., its
                                        General Partner


                                     By: /s/ STEPHEN DISTLER
                                         --------------------------------
                                         Name: Stephen Distler
                                         Title:


                                     WARBURG, PINCUS & Co.


                                     By: /s/ STEPHEN DISTLER
                                         --------------------------------
                                         Name: Stephen Distler
                                         Title:


                                     E.M. WARBURG, PINCUS & CO., LLC.


                                     By: /s/ STEPHEN DISTLER
                                         --------------------------------
                                         Name: Stephen Distler
                                         Title:







                                Page 7 of 9 Pages

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                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                     Page
-------                                                     ----

Joint Filing Agreement, dated February 10, 1999,
among the signatories to this Schedule 13G.                   9







                                Page 8 of 9 Pages